UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                           NEARCTIC NICKEL MINES INC.
                           --------------------------
                                (Name of Issuer)

                         Common Shares with No Par Value
                         -------------------------------
                         (Title of Class of Securities)

                                    639498104
                                    ---------
                                 (CUSIP Number)

                              Pinetree Capital Ltd.
                               The Exchange Tower
                        130 King Street West, Suite 2500
                            Toronto, Ontario, Canada
                                     M5X 1A9
                            Telephone: (416) 941-9600
                           Attention: Richard Patricio
                           ---------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                              Ralph W. Norton, Esq.
                               Davis & Gilbert LLP
                                  1740 Broadway
                            New York, New York 10019
                                 (212) 468-4800

                                  June 12, 2009
                                  -------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.



                               Page 1 of 9 pages

--------------------------------------
|      CUSIP No. 639498104           |
--------------------------------------
--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     I.R.S.   IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

                          PINETREE RESOURCE PARTNERSHIP

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a)
     (b)

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (See Instructions)

                                       WC

--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                     Canada

--------------------------------------------------------------------------------
                        |7.   SOLE VOTING POWER
                        |
                        |                  0 (SEE ITEMS 2 AND 5)
                        |
                        |-------------------------------------------------------
     NUMBER OF          |8.   SHARED VOTING POWER
      SHARES            |
    BENEFICIALLY        |                  8,510,028 (SEE ITEMS 2 AND 5)
      OWNED BY          |
        EACH            |-------------------------------------------------------
     REPORTING          |9.   SOLE DISPOSITIVE POWER
    PERSON WITH         |
                        |                  0 (SEE ITEMS 2 AND 5)
                        |
                        |-------------------------------------------------------
                        |10.  SHARED DISPOSITIVE POWER
                        |
                        |                  8,510,028 (SEE ITEMS 2 AND 5)
                        |
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          8,510,028 (SEE ITEMS 2 AND 5)

--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           20.6 % (SEE ITEMS 2 AND 5)

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (See Instructions)

                                       PN

--------------------------------------------------------------------------------


                                Page 2 of 9 pages

--------------------------------------
|      CUSIP No. 639498104           |
--------------------------------------
--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     I.R.S.   IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

                              PINETREE CAPITAL LTD.

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a)
     (b)

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (See Instructions)

                                       AF

--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                     Canada

--------------------------------------------------------------------------------
                        |7.   SOLE VOTING POWER
                        |
                        |                  0 (SEE ITEMS 2 AND 5)
                        |
                        |-------------------------------------------------------
     NUMBER OF          |8.   SHARED VOTING POWER
      SHARES            |
    BENEFICIALLY        |                  8,510,028 (SEE ITEMS 2 AND 5)
      OWNED BY          |
        EACH            |-------------------------------------------------------
     REPORTING          |9.   SOLE DISPOSITIVE POWER
    PERSON WITH         |
                        |                  0 (SEE ITEMS 2 AND 5)
                        |
                        |-------------------------------------------------------
                        |10.  SHARED DISPOSITIVE POWER
                        |
                        |                  8,510,028 (SEE ITEMS 2 AND 5)
                        |
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          8,510,028 (SEE ITEMS 2 AND 5)

--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           20.6 % (SEE ITEMS 2 AND 5)

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (See Instructions)

                                       CO

--------------------------------------------------------------------------------



                               Page 3 of 9 pages

--------------------------------------
|      CUSIP No. 639498104           |
--------------------------------------
--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     I.R.S.   IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

                                SHELDON INWENTASH

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a)
     (b)

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (See Instructions)

                                       PF

--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                     Canada

--------------------------------------------------------------------------------
                        |7.   SOLE VOTING POWER
                        |
                        |                  3,649,800 (SEE ITEMS 2 AND 5)
                        |
                        |-------------------------------------------------------
     NUMBER OF          |8.   SHARED VOTING POWER
      SHARES            |
    BENEFICIALLY        |                  8,510,028 (SEE ITEMS 2 AND 5)
      OWNED BY          |
        EACH            |-------------------------------------------------------
     REPORTING          |9.   SOLE DISPOSITIVE POWER
    PERSON WITH         |
                        |                 3,649,800 (SEE ITEMS 2 AND 5)
                        |
                        |-------------------------------------------------------
                        |10.  SHARED DISPOSITIVE POWER
                        |
                        |                  8,510,028 (SEE ITEMS 2 AND 5)
                        |
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         12,159,828 (SEE ITEMS 2 AND 5)

--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           33.1 % (SEE ITEMS 2 AND 5)

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (See Instructions)

                                       IN

--------------------------------------------------------------------------------



                               Page 4 of 9 pages

This Amendment No. 1 (this "Amendment") to the Statement on Schedule 13D filed on September 12, 2008 (the "Schedule 13D") filed by Pinetree Resource Partnership, a general partnership formed under the laws of the Province of Ontario, Canada ("Pinetree Resource") and Pinetree Capital Ltd. a corporation formed under the laws of the Province of Ontario, Canada ("Pinetree Capital"), relates to the common shares, no par value per share (the "Common Shares") of Nearctic Nickel Mines Inc., a corporation formed under the laws of Canada (the "Company"), and is filed by Pinetree Resource, Pinetree Capital and Sheldon Inwentash, an individual ("Inwentash").

Item 2. Identity and Background.

Item 2 is hereby amended by the addition of the following:

         (a)-(c) This Schedule 13D is also being filed by Inwentash. Inwentash is the Chief Executive Officer of Pinetree Capital. The business address of Inwentash is 130 King Street West, Toronto, Ontario, Canada M5X1A9.

         (d) During the past five years, Inwentash has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

         (e) During the past five years, Inwentash has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Inwentash was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

         (f)     Inwentash is a Canadian citizen.

Item 3. Source and Amount of Funds and Other Consideration.

Item 3 is hereby deleted in its entirety and replaced with the following:

     On or prior to July 6, 2006, Inwentash purchased 2,649,800 Common Shares and 1,000,000 five year purchase warrants from the Company in a private placement (the "Inwentash Securities"). Each warrant entitles the holder thereof to purchase one Common Share at a price of CAD $1.00 per share. Inwentash used personal funds to acquire the Common Shares and warrants.

     On July 6, 2006, Pinetree Resource purchased 1,000,000 units from the Company in a private placement at a price of CAD$0.50 per unit, each unit consisting of one Common Share and one five year share purchase warrant. Each warrant entitles the holder thereof to purchase one Common Share at a price of CAD$1.00 per share. Pinetree Resource used its working capital to acquire the units.


                               Page 5 of 9 pages

     On September 3, 2008, Pinetree Resource purchased a convertible debenture with a principal amount of CAD$1,000,000 from the Company in a private placement. The debenture is due August 25, 2010 and is secured by all of the Company's shares in its subsidiary Ungava Mines Inc. Interest is payable on the debenture at the rate of 12% per annum. The debenture may be converted at any time up to and including August 25, 2010 into units of the Company at a conversion price of CAD$0.40 per unit. Each unit consists of one Common Share and one five year share purchase warrant. Each warrant entitles the holder thereof to purchase five Common Shares for CAD$0.75 per share. Pinetree Resource used its working capital to acquire the debenture.

Item 4. Purpose of Transaction.

Item 4 is hereby amended by the addition of the following:

(a)  - (j) Inwentash acquired the Inwentash Securities for investment purposes.

     Except as set forth in this Item 4, Inwentash does not have any present plans that relate to or would result in: the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; any material change in the present capitalization or dividend policy of the Company; any other material change in the Company's business or corporate structure; changes in the Company's charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or any action similar to the foregoing.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby deleted in its entirety and replaced with the following:

          (a) As of the date hereof, Pinetree Resource is deemed to beneficially own an aggregate of 8,510,028 Common Shares (the "PR Shares"), including 7,355,014 shares issuable upon exercise of warrants held by Pinetree Resource. The PR Shares represent approximately 20.6% of the number of Common Shares outstanding. As of the date hereof, Inwentash is deemed to beneficially own an aggregate of 12,159,828 Common Shares. This amount includes the PR Shares and the Inwentash Securities. The PR Shares and the Inwentash Securities together represent approximately 33.1% of the number of Common Shares



                               Page 6 of 9 pages
               outstanding. Pinetree Capital directly owns over 90% and beneficially owns 100% of Pinetree Resource and therefore may be deemed to have beneficial ownership of the shares owned by Pinetree Resource. To the knowledge of Pinetree Resource, the Company has 28,418,290 shares of Common Stock outstanding.

          (b) By virtue of Pinetree Resource's direct ownership of the PR Shares and Pinetree Capital's ownership and control of Pinetree Resource, Pinetree Capital may be deemed to have shared power to vote and dispose or direct the vote and direct the disposition of the PR Shares. Inwentash has sole power to direct the vote and to direct the disposition of the Inwentash Shares. By virtue of his position as Chief Executive Officer of Pinetree Capital, Inwentash may be deemed to have shared power to vote the PR Shares. Inwentash disclaims beneficial ownership of the PR Shares.

          (c)  See Item 3.

          (d)  Not applicable.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby deleted in its entirety and replaced with the following:

     Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof or between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.

     1. Amended and Restated Joint Filing among Pinetree Resource Partnership, Pinetree Capital Ltd. and Sheldon Inwentash dated as of November 12, 2009.



                               Page 7 of 9 pages

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2009

                                PINETREE RESOURCE PARTNERSHIP


                                By: /s/ Larry Goldberg
                                    ------------------
                                    Name: Larry Goldberg
                                    Title:Authorized Signing Officer*



                                PINETREE CAPITAL LTD.


                                By: /s/ Larry Goldberg
                                    ------------------
                                    Name: Larry Goldberg
                                    Title:Executive Vice President and
                                    Chief Financial Officer



                                /s/ Sheldon Inwentash
                                ----------------------
                                   Sheldon Inwentash


---------------------------------

* Resolutions of the partners of Pinetree Resource Partnership, dated as of April 20, 2006 (the "Resolutions"), appoint Mr. Goldberg as Authorized Signing Officer. The Resolutions, which were filed as Exhibit 2 to Amendment No. 1 to Schedule 13D filed by Pinetree Resource Partnership with respect to Bontan Corporation on May 5, 2006, are incorporated herein by reference.



                               Page 8 of 9 pages